EXHIBIT 99.1

Policy with Respect to Repurchase of Advisor Class I Shares

It shall be a policy of Starwood Real Estate Income Trust, Inc. (the “Company”) with respect to any Class I shares received by Starwood REIT Advisors, L.L.C. (the “Advisor”) as payment of its management fee, that the independent directors of the Company provide oversight of the repurchase activity of the Advisor and its remaining position in the Company in the form of a quarterly review. In addition, the approval of the independent directors of the Company is required for any repurchase request of the Advisor that, when combined with any repurchase requests submitted by stockholders of the Company through the share purchase plan of the Company (the “SRP”), would cause the Company to exceed the limit on repurchases set forth in the SRP of 2% of the Company’s aggregate net asset value (“NAV”) per month and 5% of the Company’s aggregate NAV per calendar quarter. Any such approval must find that the repurchase would not impair the capital or operations of the Company and be consistent with the fiduciary duties of the independent directors.